June 28, 2011

Via Facsimile and EDGAR

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628

Re:	Public Offering of Jintai Mining Group, Inc.
Registration Statement No. 333-168803 (the “Registration Statement”)

Dear Mr. Schwall:

In connection with the public offering of Jintai Mining Group, Inc. (the “Registrant”) referred to above, we hereby advise you, as representative of the underwriters (the “Underwriters”) that the Preliminary Prospectus, dated June 24, 2011 in connection with the Registration Statement was distributed approximately as follows:

None to prospective underwriters and dealers; and
10 to prospective investors.

We hereby join in the request of the Registrant that the Registration Statement be made effective at the time requested by the Registrant, on June 28, 2011, 5:00 p.m. (Washington, D.C. Time), or as soon as practicable thereafter.

On behalf of the Underwriters, we hereby confirm that we will make delivery of preliminary prospectuses complying with Rule 430 under the Securities Act of 1933, as amended, and of final prospectuses, all as required under the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Managing Director